# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pasithea Therapeutics Corp., CIK 0001841330
CUSIP: 70261F202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1111 LINCOLN ROAD, SUITE 500, MIAMI BEACH, Florida (FL), 33139
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002050709-25-000011
Filed by CIK 0002050709

## Reporting persons
- Squadron Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,329,749; sole dispositive power 0; shared dispositive power 2,329,749; aggregate amount beneficially owned 2,329,749 (9.9% of the class)
- Squadron Capital Management LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,329,749; sole dispositive power 0; shared dispositive power 2,329,749; aggregate amount beneficially owned 2,329,749 (9.9% of the class)
- Matthew Sesterhenn: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,329,749; sole dispositive power 0; shared dispositive power 2,329,749; aggregate amount beneficially owned 2,329,749 (9.9% of the class)
- William Blank: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,329,749; sole dispositive power 0; shared dispositive power 2,329,749; aggregate amount beneficially owned 2,329,749 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Pasithea Therapeutics Corp.
Address of issuer's principal executive offices: 1111 LINCOLN ROAD, SUITE 500, MIAMI BEACH, FLORIDA, 33139.

## Item 2. Person Filing
Name of person filing:
Squadron Master Fund LP

Squadron Capital Management, LLC

Matthew Sesterhenn

William Blank
Address of principal business office or, if none, residence:
Squadron Master Fund LP
c/o Squadron Capital Management, LLC
999 Oakmont Plaza Drive, Suite 600
Westmont, IL 60559

Squadron Capital Management, LLC
999 Oakmont Plaza Drive, Suite 600
Westmont, IL 60559

Matthew Sesterhenn
c/o Squadron Capital Management, LLC
999 Oakmont Plaza Drive, Suite 600
Westmont, IL 60559

William Blank
c/o Squadron Capital Management, LLC
999 Oakmont Plaza Drive, Suite 600
Westmont, IL 60559
Citizenship:
Squadron Master Fund LP - Delaware

Squadron Capital Management, LLC - Delaware

Matthew Sesterhenn - United States

William Blank - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Squadron Capital Management, LLC is an investment adviser that is registered as an Exempt Reporting Adviser with the Securities and Exchange Commission. Squadron Capital Management, LLC, which serves as investment adviser to private funds, including but not limited to Squadron Master Fund LP (collectively, the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Sesterhenn and Mr. Blank, as Partners of Squadron Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Squadron Capital Management, LLC and Mr. Sesterhenn and Mr. Blank expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Squadron Capital Management, LLC or Mr. Sesterhenn and Mr. Blank are the beneficial owner of any of the securities reported herein.

This amount comprises beneficial ownership of 2,329,749 shares of Common Stock which consists of (i) 2,100,000 shares of Common Stock and (ii) 229,749 shares issuable upon exercise of warrants held by Squadron Capital Management LLC (the "Warrants").

Squadron Master Fund LP - 2,329,749 shares

Squadron Capital Management, LLC - 2,329,749 shares

Matthew Sesterhenn - 2,329,749 shares

William Blank - 2,329,749 shares
Percent of class:
All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.99% of the Common Stock based on (i) 23,091,062 shares of Common Stock outstanding as of December 22, 2025 as represented in the Definitive Proxy statement filed by the Issuer with the Securities and Exchange Commission ("SEC") on December 29, 2025, plus (ii) 229,749 shares of Common Stock issuable upon the exercise of the Warrants.

Squadron Master Fund LP - 9.99%

Squadron Capital Management, LLC - 9.99%

Matthew Sesterhenn - 9.99%

William Blank - 9.99%
Sole power to vote or to direct the vote:
Squadron Master Fund LP - 0

Squadron Capital Management, LLC - 0

Matthew Sesterhenn - 0

William Blank - 0
Shared power to vote or to direct the vote:
Squadron Master Fund LP - 2,329,749 shares

Squadron Capital Management, LLC - 2,329,749 shares

Matthew Sesterhenn - 2,329,749 shares

William Blank - 2,329,749 shares
Sole power to dispose or to direct the disposition:
Squadron Master Fund LP - 0

Squadron Capital Management, LLC - 0

Matthew Sesterhenn - 0

William Blank - 0
Shared power to dispose or to direct the disposition:
Squadron Master Fund LP - 2,329,749 shares

Squadron Capital Management, LLC - 2,329,749 shares

Matthew Sesterhenn - 2,329,749 shares

William Blank - 2,329,749 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Notes above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Squadron Master Fund LP: /s/ Matthew Sesterhenn, Partner, Squadron Partners LLC, its General Partner (02/17/2026)
- Squadron Capital Management LLC: /s/ Matthew Sesterhenn, Partner (02/17/2026)
- Matthew Sesterhenn: /s/ Matthew Sesterhenn, Matthew Sesterhenn (02/17/2026)
- William Blank: /s/ William Blank, William Blank (02/17/2026)